AXIM BIOTECHNOLOGIES, INC.

NOMINATING AND GOVERNANCE COMMITTEE CHARTER

I. PURPOSE

The Nominating and Governance Committee (the "**Committee**") of the Board of Directors (the "**Board**") of AXIM Biotechnologies, Inc. (the "**Company**") is appointed by the Board. The primary function of the Committee is to discharge the responsibilities of the Board relating to the appropriate size, functioning and needs of the Board including, but not limited to: (i) identification of qualified individuals to serve as Board members, including incumbent directors; (ii) recommendation of candidates for election or re-election, including persons to fill newly created director positions or Board vacancies; (iii) recommendation of directors for committee membership; (iv) leadership of the Board in its annual self-evaluation; and (iv) development, implementation and monitoring of the Company's corporate governance guidelines.

II. COMPOSITION AND INDEPENDENCE

The Committee shall consist of two or more directors of the Company. Each member of the Committee shall, except as otherwise permitted by the applicable rules and regulations of the Nasdaq Global Market ("**NASDAQ**"), meet the independence and other qualification requirements of NASDAQ. The Committee designates one member as chairperson.

III. MEETINGS AND PROCEDURES

The Committee shall meet as often as it determines is appropriate, but not less frequently than annually, and report its actions and recommendations to the Board. The Committee may request any officer or other employee of the Company, or any representative of legal counsel or other advisors to attend meetings or to meet with any members or representatives of the Committee.

Committee meetings will be governed by the quorum and other procedures generally applicable to meetings of the Board under the Company's Bylaws, unless otherwise stated by resolution of the Board of Directors.

IV. RESPONSIBILITIES AND DUTIES

A. Nominations

With respect to any nominations of directors or committee members, the Committee shall:

1. Lead the search for individuals qualified to serve as members of the Board and conduct the appropriate inquiries into the backgrounds and qualifications of possible nominees. Determine each proposed nominee's qualifications for service on the Board. Identify and recommend annually, or as vacancies or newly created positions occur, director nominees for election and/or appointment to the Board.

2. Evaluate the size of the Board and recommend any changes to the Board. Monitor the composition of the Board and committees to determine whether it may be appropriate to add individuals

with different backgrounds or skills in order to achieve the objectives of the Company and the Board.

3. Review the qualifications of, and make recommendations regarding, director nominations submitted to the Company by shareholders of the Company in accordance with the Company's by-laws, adopted policies or otherwise.

4. Review the Board's committee structure and recommend to the Board for its approval directors to serve as members of each committee. Review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed. Assess appropriateness of each committee, and if necessary, recommend the creation or elimination of committees.

B. Corporate Governance

With respect to governance related matters, the Committee shall:

1. Develop and recommend to the Board for its approval a set of corporate governance guidelines. Monitor and review emerging corporate governance issues and principles and recommend revised rules and processes, as necessary. Review the current corporate governance guidelines on an annual basis, or more frequently if necessary.

2. Review annually the Company's code of conduct and ethics and recommend any proposed changes to the Board.

3. Develop and recommend to the Board for its approval an annual self-evaluation process of the Board, its committees and individual directors. Oversee the annual self-evaluations.

C. Other Miscellaneous Matters

The Committee shall also have the authority and responsibility to:

1. Have appropriate resources and authority to discharge its responsibilities as required by law, including the authority to engage independent counsel and other advisors, including a search firm to identify director candidates, retained by the Committee to assist it in carrying out its responsibilities.

2. Undertake such other responsibilities as may be delegated to the Committee by the Board from time to time.

V. NOMINATION AND APPOINTMENT

The Committee believes that it is in the best interest of the Company and its stockholders to obtain highly-qualified candidates to serve as members of the Board. In addition to any past or future policies adopted by the Board, from time to time and at any time, with respect to director nominations, the Committee will consider any additional factors as it deems appropriate, to assist in developing a Board and committees that are diverse in nature and comprised of experienced and seasoned advisors. These factors may include decision-making ability, judgment, personal integrity and reputation, experience with businesses and other organizations of comparable size, experience as an executive with a publicly traded company, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.